Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
Announcement
Appointment of Chairman and Vice Chairman
Reference is made to the announcement issued by PetroChina Company Limited (the “Company”) dated 18 May 2011 in relation to the election and appointment of directors (the “Directors”) and supervisors (the “Supervisors”) of the Company.
The first meeting of the fifth session of the board of directors of the Company (the “Board of Directors”) was held on 19 May 2011 (the “Board Meeting”). The attending Directors considered and approved the “Proposal in relation to the election of the Chairman and Vice Chairman of the Company”.
Pursuant to the resolutions passed at the Board Meeting, the Board of Directors is pleased to announce that Mr Jiang Jiemin, currently the Chairman of the Company, was appointed as the Chairman of the Board of Directors; Mr Zhou Jiping, currently the Vice Chairman of the Board of Directors, was appointed as the Vice Chairman of the Board of Directors. The above appointments took effect from 19 May 2011.
Please refer to the circular issued by the Company dated 1 April 2011 in relation to the relection and appointment of Directors and Supervisors for the biographical details of Mr Jiang Jiemin and Mr Zhou Jiping.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
Beijing, the PRC
19 May 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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